UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated December 21, 2015 titled “GeoPark announces offtake and $100 million funding agreement with Trafigura”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: December 21, 2015

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES OFFTAKE AND

$100 MILLION FUNDING AGREEMENT WITH TRAFIGURA

Santiago, Chile – December 21, 2015 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1, today announced the execution of an offtake and prepayment agreement with Trafigura, one of the world’s leading commodity trading and logistics companies.

The offtake agreement provides for GeoPark to sell and deliver to Trafigura a portion of GeoPark’s Colombian crude oil production and will benefit GeoPark by (i) improving crude oil sales prices; (ii) improving operating netbacks by reducing transportation costs; (iii) simplifying logistics and reducing risks; and (iv) improving working capital. Pricing will be determined at future spot market prices, net of transportation costs.

As part of the transaction, GeoPark and Trafigura have also entered into an agreement which provides GeoPark access to funding up to $100 million, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Funds committed by Trafigura will be made available to GeoPark upon request and will be repaid by GeoPark, through future oil deliveries over the period of the contract (2.5 years with a 6-month grace period).

The prepayment agreement will provide GeoPark with immediately accessible liquidity up to $100 million, which will further strengthen GeoPark’s balance sheet and expand existing cash and cash equivalents up to $190.4 million. GeoPark’s 3Q2015 cash position was $90.4 million.

James F. Park, Chief Executive Officer of GeoPark, said: “We are pleased to begin this strategic partnership with Trafigura and look forward to a long term relationship. Trafigura’s world-class trading and commodity expertise will be an important complement to our operations and continuing expansion in Latin America. Three key pillars of our success in managing through the current oil market headwinds are the quality and durability of our assets, the experience and track-record of our team, and our financial strength and resilience. The partnership with Trafigura further strengthens our balance sheet by improving our bottom-line netbacks, reducing oil marketing risks, and providing a bigger and more solid liquidity cushion.”

For further information please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

Trafigura - Press Office T: +41 22 592 4528	media@trafigura.com

GeoPark can be visited online at www.geo-park.com

__________________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.